UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2026

David Halabu
Chief Executive Officer
Z Squared Inc.
550 South Andrews Ave., Suite 700
Fort Lauderdale, Florida 33301

Re: Z Squared Inc.
Registration Statement on Form S-1
Filed June 9, 2026
File No. 333-296653

Dear David Halabu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Morris C. Zarif